Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

06017587

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

September 14, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated September 14, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

CONNACHER OIL AND GAS LIMITED

Form 51-102F3 - MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Connacher Oil and Gas Limited
Suite 2600, Watermark Tower
530 - 8th Avenue SW
Calgary, Alberta T2P 3S8

2. **Date of Material Change:**

September 14, 2006

3. **News Release:**

A news release disclosing the nature and substance of the material change was issued on September 15, 2006 through the facilities of Canadian Corporate Newswire and an additional supplemental news release was issued on September 18, 2006 through the facilities of Canadian Corporate Newswire.

4. **Summary of Material Change:**

On September 14, 2006, Connacher Oil and Gas Limited ("Connacher") received an updated report on its bitumen reserves and resources and the value of future net revenue in the Great Divide region, effective September 1, 2006, from GLJ Petroleum Consultants ("GLJ" and "the GLJ Report").

5. **Full Description of Material Change:**

On September 14, 2006, the Reserves Committee of Connacher and the Board of Directors of Connacher approved the GLJ Report.

Reserves and Future Net Revenue

The following is a summary of the bitumen reserves and the value of future net revenues associated with Connacher's interests in the Great Divide region, as evaluated by GLJ as of September 1, 2006. The GLJ Report was prepared using assumptions and methodology guidelines outlined in the COGE Handbook and in accordance with National Instrument 51-101. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

Reserves were only assigned to Pod One, in the 2P and 3P categories, although no proved reserves were assigned pending start-up of production. The study assumed 59 SAGD well pairs for the 2P case and 80 well pairs for the 3P case, with cumulative SORs of 2.6 in both cases, but declining to 2.4 during peak production periods. The cutoffs used by GLJ for probable reserves were 13 metres of net pay for 2P reserves and 10 metres of net pay for 3P reserves.

The evaluations based on constant prices and costs utilize a net bitumen price derived from pricing data posted as of June 30, 2006. Although June 30, 2006 prices are utilized, production of bitumen is not anticipated to commence until mid-2007. Accordingly, if product prices from which the net bitumen price is derived decline, then the present value of future net revenue associated with reserves and the associated reserves volumes will be less than those estimated in the GLJ Report and such reductions may be significant. All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect

SUMMARY OF RESERVES AND RESOURCES VALUES BASED ON CONSTANT PRICES AND COSTS[7]

	Low Estimate Reserves Plus Contingent Resources	Best Estimate Reserves Plus Contingent Resources	High Estimate Reserves Plus Contingent Resources	Low Estimate Reserves + Total Resources	Best Estimate Reserves + Total Resources	High Estimate Reserves + Total Resources
MARKETABLE RESERVES						
Bitumen (mbbl)						
Gross Reserves[1]	63,140	185,481	286,943	63,140	254,770	459,337
Net Reserves [1]	53,167	155,163	239,435	53,168	213,269	380,579
BEFORE TAX PRESENT VALUE (MM$)						
0%	1,375	4,126	6,400	1,374	5,608	10,520
5%	804	1,900	2,876	804	2,638	4,342
10%	501	1,009	1,485	500	1,392	2,150
15%	326	588	843	326	794	1,202
20%	218	362	507	218	474	722
AFTER TAX PRESENT VALUE (MM$)						
0%	948	2,814	4,358	948	3,818	7,150
5%	551	1,282	1,932	551	1,772	2,913
10%	339	669	976	339	914	1,413
15%	216	379	536	216	504	764
20%	140	223	305	139	283	436

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Executive Officer:**

For further information, please contact Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited at (403) 538-6201.

9. **Date of Report:**

September 25, 2006.

Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

September 29, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated September 29, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE

FOR IMMEDIATE RELEASE **September 29, 2006**

CONNACHER TO PARTICIPATE IN COPIC ENERGY FALL CONFERENCE

Calgary, Alberta, Canada – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announces that it will be a participant at the captioned COPIC conference in Toronto, Ontario on Tuesday, October 3, 2006 and in Montreal, Quebec on Thursday, October 5, 2006.

The Corporation's presentation will be made by Mr. Richard Gusella, President and Chief Executive Officer and by Mr. Peter Sametz, Executive Vice President and Chief Operating Officer. The Toronto presentation, scheduled for 11:00 – 11:30AM EDT, will be webcast live by CNW Group. To access the conference, please go to www.newswire.ca and look under the heading webcasts. The slide presentation will also be posted on Connacher's website at www.connacheroil.com.

Connacher Oil and Gas Limited (CLL – TSX) is a public Canadian oil and natural gas exploration, development and production company based in Calgary, Alberta. In addition to its extensive and significant holdings at its Great Divide Project in the Alberta oil sands, Connacher holds extensive developed and undeveloped conventional properties, including natural gas production and reserves at Marten Creek, Alberta and crude oil production and reserves at Battrum, Saskatchewan. Current conventional production is approximately 1,000 bbl/d of crude oil and 14 mmcf/d of natural gas. Pod 1 is scheduled to produce at an approved rate of 10,000 bbl/d of bitumen once it comes on stream. Connacher also owns a 9,500 bbl/d refinery at Great Falls, Montana and is the largest shareholder of and manages the affairs of Petrolifera Petroleum Limited, a very successful exploration and production company with extensive holdings in Argentina and Peru with its common shares listed for trading on the Toronto Stock Exchange under the symbol "PDP".

For further information:

Richard A. Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE **OCTOBER 2, 2006**

CONNACHER OIL AND GAS LIMITED ANNOUNCES US$180 MILLION TERM LOAN B AND US$15 MILLION WORKING CAPITAL FACILITY FOR MONTANA REFINING OPERATIONS TO BE UNDERWRITTEN BY BNP PARIBAS; FINANCING SCHEDULED TO CLOSE ON OCTOBER 18, 2006

Calgary , Alberta - Connacher Oil and Gas Limited **(CLL – TSX)** announced today that it has executed a Commitment Letter with BNP Paribas, a major international bank, whereby BNP Paribas has committed to provide certain of Connacher's wholly-owned subsidiaries with financing commitments for one hundred percent of Bank Facilities (the "Bank Facilities"), to be comprised of an aggregate amount of up to US$180 million in the form of a senior secured B term loan facility (the "B Term Loan Facility") and up to US$15 million senior secured working capital facility (the "Working Capital Facility"). Connacher's Great Divide assets and the Montana refining assets provide the security for the Bank Facilities, which are non-recourse to Connacher's balance sheet and other assets. The proposed term for the B Term Loan Facility is seven years from Closing, which is anticipated to occur on or about October 18, 2006. The proposed term for the Working Capital Facility is five years from Closing. It is anticipated the BNP Paribas as sole Lead Manager and Book Running Manager for the Bank Facilities will syndicate the loans. Other normal conditions for a transaction of this nature are incorporated into the Commitment Letter, which also sets out other key terms and conditions for the proposed Bank Facilities.

On Closing and after related expenses, the B Term Loan Facility proceeds are anticipated to be utilized by Connacher to discharge short-term indebtedness of US$51 million, incurred in the acquisition of the Montana refining assets in March 2006. The balance will be added to working capital to fund a portion of anticipated outlays to fully develop Pod One at Great Divide and to fund a debt service reserve during the construction phase. The Working Capital Facility will be available to fund ongoing working capital requirements at the company's Great Falls, Montana refinery, which is currently processing about 9,600 bbl/d of Bow River crude oil from Canada.

The proposed credit facilities were rated B1 with a stable outlook by Moody's Investors Service ("Moody's") and BB- with a recovery rating of 1 by Standard and Poor's Ratings Services ("S&P). S&P also assigned a B+/Stable to Connacher's overall corporate credit rating.

The private placement offering associated with the facilities was launched in New York, New York on September 20, 2006.

The company views this commitment by BNP Paribas to be a significant development in underscoring and reinforcing the technical and financial merits of Connacher's Great Divide Project and its refining activity in Montana.

Separately, Connacher is pleased to advise that work is proceeding favorably at the proposed site of the Pod One plant and facility. Costs remain on budget and considerable progress has already been made in the construction and fabrication of key long-lead items which comprise a portion of the plant. Many component parts are ready for shipment from the construction and fabrication sites where the equipment was built, as soon as the groundwork is completed on location. Refer to Connacher's website at www.connacheroil.com in the section on Great Divide for pictures of some of the early earth moving and construction activities and for selected pictures of completed items. This will be updated periodically to keep investors and lenders apprised of the progress being made.

Connacher advises that as of September 15, 2006 approximately 54 percent of the steam-assisted gravity drainage ("SAGD") facility costs had already been committed or spent, work is on time and on budget and that most of the engineering and design work has been completed. Cooperative weather conditions should enable the company to remain on its timetable and efforts are well-advanced to commence, before year end, the drilling of the initial 15 SAGD well pairs to be used in the initial production of the proposed 10,000 bbl/d of bitumen anticipated for Pod One. Pad drilling rigs have been contracted in this regard.

Connacher also intends to conduct continuing exploratory and assessment work on its main lease block during the winter of 2007, including drilling up to 70 core holes and shooting extensive 3D seismic over the portions of the main lease not already evaluated in this manner. This will supplement the drilling of up to ten stratigraphic wells later in 2006 if regulatory approval and rig availability is confirmed.

Connacher recently announced the results of an updated evaluation of its Great Divide properties by GLJ Petroleum Consultants ("GLJ") of Calgary, Alberta. This expansion of the company's reserve and resource base provides the basis to consider further pod development in the near future, subject to regulatory approval and confirmation of the quality and size of various pods recognized by GLJ in their assessment and evaluation. These engineering appraisals are progressive. As new data becomes available, such as was derived form the Q1 2006 drilling and seismic program and contributed to the growth of Connacher's estimated recoverable reserve and resource base as at September 1,2006, Connacher will be better able to assess its development options and expansion plans at Great Divide.

Connacher Oil and Gas Limited (CLL – TSX) is a public Canadian oil and natural gas exploration, development and production company based in Calgary, Alberta. In addition to its extensive and significant holdings at its Great Divide Project in the Alberta oil sands, Connacher holds extensive developed and undeveloped conventional properties, including natural gas production and reserves at Marten Creek, Alberta and crude oil production and reserves at Battrum, Saskatchewan. Current conventional production is approximately 1,000 bbl/d of crude oil and 14 mmcf/d of natural gas. Pod 1 is scheduled to produce at an approved rate of 10,000 bbl/d of bitumen once it comes on stream. Connacher also owns a 9, 500 bbl/d refinery at Great Falls, Montana and is the largest shareholder of and manages the affairs of Petrolifera Petroleum Limited, a very successful exploration and production company with extensive holdings in Argentina and Peru with its common shares listed for trading on the Toronto Stock Exchange under the symbol "PDP".

Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate":, "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources, including the financing described herein. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
Email: inquiries@connacheroil.com
Website: www.connacheroil.com